Exhibit 99.1

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

December 1, 2021

Item 3	News Release

The press release attached as Schedule “A” was released on December 1, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

December 1, 2021

SCHEDULE “A”

DIGIHOST’S REPORTS 671% INCREASE ($3.4M) IN Y/Y MONTHLY BITCOIN PRODUCTION FOR NOVEMBER

Toronto, ON – December 1, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; Nasdaq: DGHI), an innovative North American based Bitcoin self-mining company, is pleased to provide an unaudited Bitcoin (“BTC”) production update for the month ended November 30, 2021. All amounts are expressed in USD unless otherwise indicated.

Production Highlights for November 2021:

●	Produced 69.01 BTC during the month and received 10.67 BTC as proceeds for the sale of older generation unutilized miners, increasing total holdings to 570.95 BTC valued at approximately $32.7 million as of November 30, 2021 based on a BTC price of $57,350.
●	Total Ethereum (“ETH”) holdings of 1,000.89 ETH valued approximately $4.8 million as at November 30, 2021 based on an ETH price of $4,750.

●	Total digital asset inventory value consisting of BTC and ETH of approximately $37.5 million as of November 30, 2021.
●	Total cash and digital asset holdings were approximately $43.8 million.
●	Year-to-date deposits on equipment and infrastructure targeted to be installed in Q4 2021 and Q1 2022 pertaining to the Company’s core business of approximately $32.8 million.
●	During November, the Company received 2,700 new, technologically advanced, high-performance M30 Bitcoin miners (the “Miners”) for use in its mining operations.

●	The Company’s current hashrate is approximately 415PH and is expected to increase to approximately 1.2EH by the end of Q1 2022.

Bitcoin Mining Update

For the eleven-month period ended November 30, 2021, the Company’s mining fleet produced 459.10 BTC, with production broken down as follows:

●	Quarter 1, 2021: 105.26 BTC
o	January: 33.70
o	February: 35.02
o	March: 36.54

●	Quarter 2, 2021: 109.97 BTC
o	April: 37.52
o	May: 34.26
o	June: 38.19

●	Quarter 3, 2021: 133.02 BTC
o	July: 51.28
o	August: 44.07
o	September: 37.67

●	Quarter 4, 2021 (through November 30, 2021): 110.85 BTC
o	October: 41.84
o	November: 69.01

Year-Over-Year Monthly Comparison

The Company mined approximately 42.86 more BTC in November 2021, compared to November 2020, representing an increase of approximately 164%. Using the November 30, 2021 and the November 30 2020 closing BTC prices (per CoinDesk) plus the increase in BTC mined in November 2021, the value of the Company’s BTC mined in November 2021 increased by approximately $3.4 million, or 671% over November 2020.

Figure 1. Year-over-year Monthly BTC Production

	Nov-20	Nov-21	MoM Increase
Mined BTC	26.15	69.01	42.86
Approximate BTC value	$19,626	$57,350	$37,724
Value	$513,619	$3,957,724	$3,444,504

Month-Over-Month Comparison

The Company mined an additional 27.17 BTC during November 2021 compared to October 2021, representing an increase of 65%. Based on November 30, 2021 and October 31, 2021 closing BTC prices plus the increase in BTC mined in November, the value of the Company’s BTC mined in November increased by approximately $1.4 million, or 54%, month over month.

Figure 2. Month-over-month BTC Production

	Oct-21	Nov-21	MoM Increase
Mined BTC	41.84	69.01	27.17
Approximate BTC value	$61,319	$57,350	$(3,969)
Value	$2,565,587	$3,957,724	$1,392,137

Corporate Updates for November 2021:

●	The Company’s strategic co-mining agreement with Bit Digital USA, Inc (“BTBT) (Nasdaq: BTBT) is in process, with expected completion of the deployment of BTBT miners in Digihost’s premises by the end of Q2 2022.
●	A portion of the Miners received during Q4 2021 are related to the Company’s Miner Lease Agreement with Northern Data, NY LLC., pursuant to which the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the Miners put in service pursuant to that lease agreement.

●	The Company has been nominated for the DCD Global Awards 2021 Carbon Champion Award. This global award is given every year to the company or companies deploying the most innovative solutions to growing digital infrastructure with energy aware and innovative approaches. Digihost’s facility has been participating in demand response programs in New York, and the Company is pleased to report that, over the May 2019-June 2021 participation season in the demand response programs, the Company has avoided nearly 150 metric tons of marginal CO2, with just 29 hours of demand response participation. This is the equivalent of mitigating 164.4 tons coal burning avoidance or sequestering 182 acres of U.S. forests for one year. Digihost’s site reduced marginal carbon emissions by 5.1 tons per hour of demand response participation – the equivalent of 5,637 tons of coal burned per hour. The analysis was conducted by CPower Energy Management in partnership with WattTime, which uses Automated Emissions Reduction software intelligence to help end users shift the timing of flexible electricity use to sync with times of cleaner energy and avoid times of dirtier energy.
●	Pursuant to its March 24, 2021 press release in which the Company announced that it had signed a binding agreement for the purchase of a 60 MW power plant located in the State of New York, Digihost is currently awaiting final Public Service Commission approval of the transaction.

Management Commentary

Michel Amar, the Company’s CEO, stated: “November proved to be an extremely productive month for our mining division, as we increased our Bitcoin production by 54% over the prior month. This was the single highest amount of Bitcoin produced by the Company in any given month in the Company’s history, and, with shipments of our previously purchased miners accelerating over the coming months, we expect our Bitcoin production to become even greater as we continue to scale.”

About Digihost Technology Inc.

Digihost is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 415PH with plans to expand to a hashrate of 3.6 EH by the end of 2022.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michel@digihostblockchain.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under U.S. and Canadian securities laws. Forward-looking information in this news release includes information about hashrate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; the ability to establish new facilities for the purpose of cryptocurrency mining; receipt of Public Service Commission approval or other regulatory or board approvals; the ability to establish new facilities for the purpose of research & development; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; delivery of mining rigs for self-mining and for hosting may not be realized in the number anticipated, or at all, or on the schedule anticipated, and resulting hashing power may materially differ from that anticipated; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. Except as expressly required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, changed circumstances or future events or for any other reason.

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